November 11, 2010

Mr. H.R. Hallock
U.S. Securities and Exchange Commission
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549

Dear Mr. Hallock:

As you requested yesterday afternoon, I am confirming that the following changes are being made to the N1-A filing for Armstrong Associates, Inc. (Armstrong).

I acknowledge that:

a.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

b.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

c.	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The changes to Armstrong’s N1-A filing are as follows:

1.	The phrase “A No Load Fund” is being deleted from the cover page of Armstrong’s Prospectus.

2.
Under the Fund’s Fees and Expenses table the parenthetical information following Annual Fund Operating Expenses is being changed to read: “(expenses that you pay each year as a percentage of the value of your investment)”.

Mr. H.R. Hallock

November 11, 2010

3.
Under Principal Investment Strategies, the section Primary Risk of Investing, the second bullet point is being changed to read: “Selection of portfolio investments that are unsuccessful due to unanticipated events or fundamental business reasons can result in Stock Selection Risk”.

4.
In the section Information of Risk/Return, the first two bullet points are being deleted and the third bullet point is being incorporated in the last sentence of the opening paragraph to read: “It is important for you to know that the Fund’s past performance does not indicate how it will perform in the future before or after taxes”.

5.	In the Calendar Year Total Returns bar chart, the first note dealing with the 2010 year to date return is being deleted.

6.	In the Average Annual Total Returns table:

a.
The figure for the Return After Taxes on Distributions and Sale of Fund Shares for 5 years shown as 0.57% is being changed to -0.57%.  Also, the Standard and Poor’s 500 Index 1 Year, 5 Years and 10 Years figures are being changed to 26.46% for 1 Year, 0.42% for 5 Years and -0.95% for 10 Years.

b.
The notes (A) and (B) are being consolidated into a single narrative paragraph to read: “After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(K) plans or individual retirement accounts”.

Mr. H.R. Hallock

November 11, 2010

7.	Under Purchase and Sale of Fund Shares, we will change it to read:

Minimum Initial Investment:
$250

Minimum Subsequent Investment:
$50

General Information:
You may purchase or redeem (sell) shares of the Fund on each day that the New York Stock Exchange is open for business.  Transactions may be initiated by written request.

8.	In the STATEMENT OF ADDITIONAL INFORMATION the following will be added under “Other Information” on page 15:

“Underwriter. The Fund has no underwriter”.

In connection with the Underwriter disclosure:

a.	We are relying on Section 10(d) of the Investment Company Act of 1940 to be exempt from Rule 12b-1 of the Act and we meet all conditions including sales and promotional expenses.

b.	Armstrong Associates represents less than 10% of the total assets under management by Portfolios, Inc. in its capacity as a registered Investment Advisor.

c.	Further, Armstrong is the only mutual fund managed by Portfolios, Inc. and none of its other managed portfolios represent pooled investments.

Mr. H.R. Hallock

November 11, 2010

Please let me know as soon as possible if any other information is needed.

Sincerely,

C.K. Lawson
President
Armstrong Associates, Inc.

and

President
Portfolios, Inc.